MAIN FACSIMILE (212) 455-2502 SENDER’S FACSIMILE (212) 455-2502 SENDER’S DIRECT DIAL (212) 455-7143 SENDER’S E-MAIL ADDRESS lpalma@stblaw.com	SIMPSON THACHER & BARTLETT LLP 425 LEXINGTON AVENUE NEW YORK, N.Y. 10017-3954 (212) 455-2000	LOS ANGELES PALO ALTO WASHINGTON, D.C. LONDON HONG KONG TOKYO

April 19, 2006

Via FACSIMILE AND FEDERAL EXPRESS

Sara Kalin

Susan Min

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549

Re:	JPMorgan Chase Bank, National Association

Registration Statement on Form S-3, File No.: 333-131760

Dear Ms. Kalin and Ms. Min:

On behalf of JPMorgan Chase Bank, National Association (the “Registrant”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 10, 2006 (the “comment letter”), relating to Pre-Effective Amendment No. 1 to the above-referenced Registration Statement on Form S-3 filed on March 28, 2006 (as amended, the “Registration Statement”). The Registrant has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement, which reflects these revisions.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of the amended Registration Statement. The responses and information described herein are based upon information provided to us by the Registrant.

Prospectus

Cover Page

Sara Kalin
Susan Min	-2-	April 19, 2006

1.	While we note your response to prior comment 7, it does not appear that you have revised your cover page to disclose that you may use a yield supplement account or yield supplement overcollateralization amount. Revise accordingly or advise. See Item 1102(h) of Regulation AB.

In response to the Staff’s comment, the Registrant has revised the Registration Statement accordingly.

Base Prospectus

Credit and Other Enhancements, page 39

2.	Please provide a legal analysis to support how repurchase or put obligations meet the requirements under Rule 3a-7 of the Investment Company Act. Alternatively, please disclose whether the issuing entity will be relying on Section 3(c)(5)(A) or (B).

The Registrant confirms that the issuing entities will be primarily engaged in purchasing or otherwise acquiring motor vehicles loans and, accordingly, will not be investment companies within the meaning of the Investment Company Act of 1940 under Section 3(c)(5)(A) thereof.

3.	The disclosure in the second to last bullet point of this section seems to indicate that the only derivatives you will use will be interest rate agreements. Please confirm.

The Registrant confirms that the only credit and cash flow enhancement with respect to any securities issued by an issuing entity in the form of a derivative contract will be the interest rate agreements referred to in the second to last bullet point of this section.

Payments on the Securities, page 43

4.	We reissue comment 12 of our letter dated March 8, 2006. Please confirm that any indices on which interest payments on the securities may be based will be indices that reflect payments of interest based on debt transactions and not based on a securities or commodities index.

The Registrant confirms that the base rate of interest for any floating rate securities issued by an issuing entity will be based on debt transactions and not based on a securities or commodities index. The Registrant has revised the Registration Statement accordingly.

Sara Kalin
Susan Min	-3-	April 19, 2006

Please do not hesitate to contact me at (212) 455-7143 if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Laura Palma
Laura Palma